UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of November 2009

Commission File Number: 000-50826

KONGZHONG CORPORATION
(Translation of registrant’s name into English)

35/F, Tengda Plaza, No. 168 Xizhimenwai Street
Beijing, China 100044
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒        Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐        No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______.)

EXHIBITS

Exhibit Number		Page

1.1	KongZhong Corporation Announces Resolutions Adopted at the 2009 Annual General Meeting	4

1.2	KongZhong Corporation Reports Unaudited Third Quarter 2009 Financial Results	6

FORWARD-LOOKING STATEMENTS

The Press Releases of KongZhong Corporation (the “Company”), constituting Exhibits 1.1 and 1.2 to this Form 6-K, contain statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended.  Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Such forward-looking statements include, without limitation, statements that are not historical facts relating to the continued growth of the telecommunications industry in China, the development of the regulatory environment, and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance.  Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, continued competitive pressure in China’s wireless value-added services, wireless media and mobile games industries and the effect of such pressure on prices; unpredictable changes in technology, consumer demand and usage preferences in the market; the state of and any change in the Company’s relationship with China’s telecommunications operators; the Company’s dependence on the billing systems of telecommunications operators for its performance; the outcome of the Company’s investment of operating income generated from the wireless value-added services segment into the development of our wireless Internet segment and mobile games segment; changes in the regulations or policies of the Ministry of Industry and Information Technology and other relevant government authorities; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market.  For additional discussion of these risks and uncertainties and other factors, please see the documents the Company files from time to time with the Securities and Exchange Commission.  The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this report on Form 6-K.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONGZHONG CORPORATION

Date: November 11, 2009

By:	/s/ Leilei Wang
Name:	Leilei Wang
Title:	Chief Executive Officer

KongZhong Corporation Announces Resolutions Adopted at the 2009 Annual General Meeting

Beijing, China, November 10, 2009 – KongZhong Corporation (NASDAQ: KONG), a leading mobile Internet company in China， today announced that at its annual general meeting held in Beijing on November 10, 2009, its shareholders have adopted several resolutions.

Shareholders voted to: re-elect Hope Ni as director for a three-year term, appoint Charles Xue and Hope Ni as Independent Directors of the Company, and reappoint Deloitte Touche Tohmatsu as the Company independent auditor for the fiscal year 2009.

For more detailed information regarding these resolutions, please review the 2009 Annual General Meeting Notice posted at ir.kongzhong.com.

About KongZhong

KongZhong Corporation is a leading mobile Internet company in China.  The Company delivers wireless value-added services to consumers in China through multiple technology platforms including wireless application protocol (WAP), multimedia messaging service (MMS), Java™, short messaging service (SMS), interactive voice response (IVR), and color ring-back tone (CRBT).  The Company operates three wireless Internet sites, Kong.net, Ko.cn and cn.NBA.com, which enable users to access media, entertainment and community content directly from their mobile phones.  The Company also designs and operates mobile games, including mobile online games, Java™ games and WAP games.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media and mobile games industries and our future results of operations, financial condition and business prospects.  Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them.  These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons.  Potential risks and uncertainties include, but are not limited to, our ability to attract and retain qualified management personnel; the effects of our leadership transition; continued competitive pressure in China’s wireless value-added services, wireless media and mobile games industries and the effect of such pressure on prices; unpredictable changes in technology, consumer demand and usage preferences in the market; the state of and any change in our relationship with China’s telecommunications operators; our dependence on the billing systems of telecommunications operators for our performance; the outcome of our investment of operating income generated from the wireless value-added services segment into the development of our wireless Internet segment and mobile games segment; changes in the regulations or policies of the Ministry of Industry and Information Technology and other relevant government authorities; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market.  For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission.  We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

KongZhong Contacts

Investor Contact:	Media Contact:
Jay Chang	Xiaohu Wang
Chief Financial Officer	Manager
Tel.: (+86-10) 8857-6000	Tel: (+86-10) 8857-6000
Fax: (+86-10) 8857-5891	Fax: (+86-10) 8857-5900
E-mail: ir@kongzhong.com	E-mail: xiaohu@kongzhong.com

KongZhong Corporation Reports Unaudited Third Quarter 2009 Financial Results

Beijing, China, November 11, 2009 – KongZhong Corporation (NASDAQ: KONG), a leading mobile Internet company in China, today announced its unaudited third quarter 2009 financial results.

Third Quarter 2009 Financial Highlights:
(Note: Unless otherwise indicated, all financial statement amounts used in this press release are based on United States Generally Accepted Accounting Principles (GAAP) and denominated in US dollars)

●
Revenues exceeded guidance – Total revenues for the Third Quarter of 2009 (“3Q09”) increased 40% year-over-year and increased 9% quarter-over-quarter to $35.1 million (“mn”), exceeding the Company’s 3Q09 revenue guidance of $34 mn to $35 mn.

●	Gross margin stable – Total gross margin was 51% in the 3Q09, stable compared with 51% in 2Q09.
●
Net income increased – Net income in 3Q09 was $4.50 mn, a 27% increase compared with 2Q09 net income of $3.55 mn and a net loss in 3Q08.  Basic net income per ADS was $0.13 based on 34.08 mn ADS while diluted net income per ADS was $0.11 based on 39.24mn ADS outstanding as of September 30, 2009.

●
Non-GAAP net income increased – Non-GAAP net income was $6.28 mn, a 33% increase compared to 2Q09, while Non-GAAP diluted net income per ADS was $0.16 (Non-GAAP Financial Measures are described and reconciled to the corresponding GAAP measures in the section titled “Non-GAAP Financial Measures.”)

●	Cash and cash equivalents – As of September 30, 2009, the Company had $ 134 mn in cash and cash equivalents.

Commenting on the results, the Company’s Chairman and Chief Executive Officer, Leilei Wang, said, “We continued to execute upon our strategy of delivering solid financial performance while continuing to the make long-term investments in KONG.net.

Overall, our mobile games business continued to lead the China market with 20% sequential growth and over 200% year-over-year growth.  We believe we are still in the early development phase of the Chinese mobile game market and through our strong game development capabilities, have become a preferred partner for all the Chinese mobile operators who are seeking to grow the mobile games market in the coming 3G era.

Against the backdrop of stable 3Q financial performance at KONG.net (or WIS), the team has undertaken a number of initiatives, which position us well for strong user growth over the coming year.  For example during the quarter, we announced a strategic alliance with CCTV that will leverage their audience of over 1.0 billion viewers to jointly develop mobile Internet services in China.  Moreover, we also launched the new Ko.cn platform, which we plan to develop into the leading social mobile game platform in China.

Lastly, our WVAS division continued to deliver stable cashflow growth helping to improve the overall profitability of KONG and providing us additional resources as we seek to extend our leadership in mobile games and invest in KONG.net”

Subsequent Events:
•
In October 2009, we acquired 100% of an online Chinese-language novel Company (“Zhulang”) and its related party (“Success Blueprint”), for an aggregate price of $US 2.34 mn in cash and 1,000,000 ordinary shares (equivalent to 25,000 ADS).  Zhulang is engaged in the management, aggregation and distribution of user-generated and professionally written Chinese novels, mainly focused on the contemporary and martial arts genres (URL: http://www.zhulang.com).  Success Blueprint, a BVI company, is engaged in the management of overseas Chinese novel copyright.  The acquisition of Zhulang will support the development of KONG.net’s mobile novel channel, already one of the leading mobile novel sites in China, to further develop its access to original content and the author community to develop new and more innovative publishing business models based on mobile platforms. Also, we expect Zhulang to support the development of our mobile games business as we leverage content and other copyrights on the Zhulang platform for future mobile game titles.

Financial Results:

	For the Three Months Ended September 30, 2008 (US$ thousands)	For the Three Months Ended June 30, 2009 (US$ thousands)	For the Three Months Ended September 30, 2009 (US$ thousands)
Revenues	$25,050	$32,287	$35,091
WVAS	22,070	23,925	25,387
Mobile Games	2,368	6,802	8,202
Wireless Internet Service	612	1,560	1,502

Cost of Revenue	$13,395	$15,733	$17,167
WVAS	12,135	12,173	13,074
Mobile Games	955	2,791	3,341
Wireless Internet Service	305	769	752

Gross profit	$11,655	$16,554	$17,924
WVAS	9,935	11,752	12,313
Mobile Games	1,413	4,011	4,861
Wireless Internet Service	307	791	750

Gross profit ratio	47%	51%	51%
WVAS	45%	49%	49%
Mobile Games	60%	59%	59%
Wireless Internet Service	50%	51%	50%

Revenues

WVAS revenues in 3Q09 increased 15% from 3Q08 and 6% from 2Q09 to $25.39 mn.  Revenues from 2.5G services accounted for approximately 20% of total WVAS revenues while revenues from 2G services represented the remaining 80% in 3Q09.

Total mobile game revenues in 3Q09 were $8.2 mn, a 246% increase from the same period last year and a 21% increase from 2Q09.

Revenues from downloadable games were $7.09 mn or 86% of total mobile game revenues, representing a 274% increase from the same period last year and a 41% sequential increase.  Revenues from downloadable games continued to perform well due to the overall growth of the mobile game market in China and closer partnership with Chinese mobile operators.

Revenues from mobile multi-player online games ("MMO") were $ 1.12 mn, an increase of 134% from the same period last year but a decrease of 37% from 2Q09. The sequential decline was due to a number of factors, including seasonal factors and promotional activities associated with the transition from our older, more established mobile online game, “Tian Jie”, to our more recently launched mobile online game, “Feng Shen”. Revenues from “Tian Jie” accounted for 97% mobile online game revenues, compared to “Feng Shen” which accounted for the remaining 3%.

In 3Q09, revenues from Mobile MMO made up 14% of total mobile game revenues compared to 26% in 2Q09.

Wireless Internet service (“WIS”) revenues were $ 1.50 mn in 3Q09, representing an increase of 146% from the same period last year but a slight decrease of 4% from 2Q09.  In 3Q09, 44% of WIS revenues were from wireless advertising with the remaining 56% from premium services on the Kong.net wireless Internet site, including virtual item sales and cross-selling of our mobile game and WVAS services.

Gross Profit
Total gross profit was $17.92 mn in 3Q09, an 8% increase compared to 2Q09 and a 54% increase compared to the same period last year. Total gross margin was stable in 3Q09 at 51% compared with 51% in 2Q09, and 4% higher compared with 47% in the same period last year.

WVAS gross profit in 3Q09 was $12.31 mn compared to $11.75 mn in 2Q09, a 24% increase compared to the same period last year and a 5% increase from 2Q09. 3Q09 WVAS gross margin was stable at 49% compared to 49% in 2Q09 but higher compared to 45% in the same quarter last year.

Mobile games gross profit for 3Q09 was $ 4.86 mn compared to $4.01 mn in 2Q09 and $1.41 mn in the same period last year, or an increase of 21% and 244% respectively.  Mobile games gross margin was also stable at 59% compared with 59% in 2Q09 and 60% in 3Q08.

Wireless Internet service gross profit for 3Q09 was $0.75 mn compared to $ 0.79 mn in 2Q09 and $0.31 mn in the same period last year. Wireless Internet gross margins were also relatively stable at 50% in 3Q09 compared to 51% in 2Q09.

Operating Expenses

	For the Three Months Ended September 30, 2008	For the Three Months Ended June 30, 2009	For the Three Months Ended September 30, 2009
Product development	$4,078	$4,373	$4,829
Sales and marketing	5,018	4,453	4,338
General and administrative	3,551	3,127	3,430
Goodwill impairment loss	21,624	-	-
Total Operating Expenses	$34,271	$11,953	$12,597

Total operating expenses increased 5% sequential to US$ 12.60 mn in 3Q09 compared to US$ 11.95 mn in 2Q09.  We would expect total operating expenses to increase in the coming quarters as we continue to invest in product development and more actively promote KONG.net and other mobile Internet initiatives towards the end of the year.

Product development expenses in 3Q09 were $4.83 mn compared to $4.37 mn in 2Q09 or a 10% sequential increase as we continued to hire additional product development and technology staff for both our KONG.net and mobile game development teams.

Sales and marketing expenses in 3Q09 were $4.34 mn compared to $4.45 mn in 2Q09 and $5.02 mn in the same period last year. Sales and marketing expenses were lower due to a greater focus on more efficient marketing channels for Kong.net and our other businesses.

General and administrative expenses in 3Q09 were $3.43 mn compared to $ 3.13 mn in 2Q09, or an increase of 10% quarter-over-quarter.

The Company’s total headcount increased to 922 as of September 30, 2009 compared to 841 as of June 30, 2009 with product development team increases making up the majority of overall headcount growth.

Earnings
Net income and Non-GAAP net income in 3Q09 were $4.50 mn and $6.28 mn, respectively.  Diluted earnings per ADS and diluted Non-GAAP earnings per ADS were $0.11 and $0.16 for 3Q09, respectively.

Total diluted ADS outstanding as of September 30, 2009 was 39.24 mn, compared to 38.53 mn as of June 30, 2009.

(In weighted average, mn)	Basic ADS	Diluted ADS
Balance as of June 30, 2009	34.71	38.53
Less: Share repurchase	(0.73)	(0.73)
Add: Vested shares and exercised options	0.10	0.10
Warrant	-	0.48
Outstanding options and nonvested shares	-	0.86
Balance as of September 30, 2009	34.08	39.24

Balance Sheet
As of September 30, 2009, the Company had $134 mn in cash and cash equivalents.

Stock Repurchase Program:
As of September 30, 2009, a total of 1,868,994 ADS of the Company (representing 74,759,760 ordinary shares), were repurchased at an average price of $6.3501 per ADS as part of the Company’s share repurchase program, which began on November 18, 2008.

Business Outlook (For the 3-month period ending December 31, 2009):
Based on information available on November 12, 2009, the Company expects total revenues for the fourth quarter of 2009 to be between $37 mn and $38 mn.

Conference Call:
The Company’s management team will conduct a conference call at 8:00 am Beijing time on November 12 (7:00 pm Eastern time and 4:00 pm Pacific time on November 11, 2009).  A webcast of this conference call will be accessible on the Company’s web site at http://ir.kongzhong.com.

KongZhong Corporation
Condensed Consolidated Statements of Income
(US$ thousands, except per share data, and share count)
(Unaudited)

	For the Three Months Ended September 30, 2008	For the Three Months Ended June 30, 2009	For the Three Months Ended September 30, 2009

Revenues	$25,050	$32,287	$35,091
Cost of revenues	13,395	15,733	17,167
Gross profit	11,655	16,554	17,924
Operating expenses
Product development	4,078	4,373	4,829
Sales & marketing	5,018	4,453	4,338
General & administrative	3,551	3,127	3,430
Goodwill impairment loss	21,624	-	-
Total operating expenses	34,271	11,953	12,597
Operating profit (loss)	(22,616)	4,601	5,327
Interest income	1,134	765	717
Investment income	-	-	117
Interest expense on convertible notes	-	223	234
Income before tax expense	(21,482)	5,143	5,927
Income tax expense	89	1,594	1,431
Net income (loss)	$(21,571)	$3,549	$4,496

Basic earnings (loss) per ADS	$(0.61)	$0.10	$0.13
Diluted earnings (loss) per ADS	$(0.61)	$0.09	$0.11
Weighted average ADS outstanding (mn)	35.63	34.71	34.08
Weighted average ADS used in diluted EPS calculation (mn)	35.63	38.53	39.24

 KongZhong Corporation
Condensed Consolidated Statements of Cash Flows
(US$ thousands)
(Unaudited)

	For the Nine Months Ended September 30, 2008	For the Nine Months Ended September 30, 2009
Cash Flows From Operating Activities
Net Income (Loss)	$(21,183)	$10,567
Adjustments to reconcile net income to net cash
provided by operating activities
Share-based compensation	1,862	2,963
Depreciation and amortization	2,204	2,058
Disposal of property and equipment	-	(4)
Goodwill impairment loss	21,624	-
Amortization of the debt discount	-	202
Changes in operating assets and liabilities	5,236	(8,429)
Net Cash Provided by Operating Activities	9,743	7,357

Cash Flows From Investing Activities
Purchases of subsidiaries, net of cash US$330 acquired	-	(4,433)
Purchase of property and equipment	(1,277)	(1,167)
Proceeds from disposal of property	-	4
Purchase of long-term investment	(2,964)	-
Net Cash Used in Investing Activities	(4,241)	(5,596)

Cash Flows From Financing Activities
Proceeds from issuance of Convertible Note	-	6,620
Proceeds from exercise of share options	-	603
Stock Repurchase	-	(11,107)
Net Cash Used in Financing Activities	-	(3,884)

Effect of foreign exchange rate changes	7,043	75

Net increase in Cash and Cash Equivalents	$12,545	$(2,048)
Cash and Cash Equivalents, Beginning of Period	$122,343	$136,054
Cash and Cash Equivalents, End of Period	$134,888	$134,006

KongZhong Corporation
Condensed Consolidated Balance Sheets
 (US$ thousands)
(Unaudited)

	September 30, 2008	June 30, 2009	September 30, 2009

Cash and cash equivalents	$134,888	$132,004	$134,006
Accounts receivable (net)	16,457	21,386	23,463
Other current assets	2,742	6,121	6,745
Total current assets	154,087	159,511	164,214

Rental deposits	525	568	582
Intangible assets (net)	831	2,165	1,849
Property and equipment (net)	3,286	3,307	3,107
Long-term investments	2,964	2,964	2,964
Goodwill	15,776	21,244	21,262
Total assets	$177,469	$189,759	$193,978

Accounts payable	$10,529	$11,622	$11,161
Other current liabilities	5,806	11,753	10,479
Total current liabilities	16,335	23,375	21,640

Convertible notes	-	2,687	2,767
Non-current deferred tax liability	112	451	400
Total liabilities	$16,447	$26,513	$24,807

Shareholders’ equity	161,022	163,246	169,171
Total liabilities & shareholders’ equity	$177,469	$189,759	$193,978

Non-GAAP Financial Measures

To supplement the unaudited condensed statements of income presented in accordance with US GAAP, the Company uses non-GAAP financial measures (Non-GAAP Financial Measures) of net income and net income per diluted ADS, which are adjusted from results based on GAAP to exclude certain infrequent or unusual or non-cash based expenses, gains and losses. The Non-GAAP Financial Measures are provided as additional information to help both management and investors compare business trends among different reporting periods on a consistent and more meaningful basis and enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future.

The Non-GAAP Financial Measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results.  In addition, our calculation of the Non-GAAP Financial Measures may be different from the calculation used by other companies, and therefore comparability may be limited.

For the periods presented, the Company’s non-GAAP net income and non-GAAP net income per diluted ADS exclude, as applicable, the amortization of intangibles, share-based compensation expense and interest expense on convertible notes.

Reconciliation of the Company’s Non-GAAP financial measures to the GAAP financial measures is set forth below.

	For the Three Months Ended September 30, 2008 (US$ thousands)	For the Three Months Ended June 30, 2009 (US$ thousands)	For the Three Months Ended September 30, 2009 (US$ thousands)
GAAP Net Income (Loss)	$(21,571)	$3,549	$4,496
Share-based compensation	604	721	1,229
Financial expense on convertible notes	-	223	234
Goodwill impairment loss	21,624	-	-
Amortization of intangibles	152	215	319
Non-GAAP Net Income	$809	$4,708	$6,278

Non-GAAP diluted net income per ADS (Note 1)	$0.02	$0.12	$0.16

Note 1: The non-GAAP adjusted net income per ADS is computed using non-GAAP net income and number of ADS used in GAAP diluted EPS calculation, where the number of ADS is adjusted for dilution due to employee share based compensation and warrant.

About KongZhong:

KongZhong Corporation is a leading mobile Internet company in China.  The Company delivers wireless value-added services to consumers in China through multiple technology platforms including WAP, multimedia messaging service (MMS), JAVATM, short messaging service (SMS), interactive voice response (IVR), and color ring-back tone (CRBT).  The Company operates three wireless Internet sites, Kong.net, Ko.cn and cn.NBA.com, which enable users to access media, entertainment and community content directly from their mobile phones.  The Company also designs and operates mobile games, including mobile online games, JAVA games and WAP games.

Safe Harbor Statement:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media and mobile games industries and our future results of operations, financial condition and business prospects.  Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them.  These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons.  Potential risks and uncertainties include, but are not limited to, continued competitive pressure in China’s wireless value-added services, wireless media and mobile games industries and the effect of such pressure on prices; unpredictable changes in technology, consumer demand and usage preferences in the market; the state of and any change in our relationship with China’s telecommunications operators; our dependence on the billing systems of telecommunications operators for our performance; the outcome of our investment of operating income generated from the WVAS segment into the development of our wireless Internet segment and mobile games segment; changes in the regulations or policies of the Ministry of Industry and Information Technology and other relevant government authorities; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market.  For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission.  We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

KongZhong Contacts:

Investor Contact:		Media Contact:
Jay Chang		Xiaohu Wang
Chief Financial Officer		Manager
Tel.:	(+86-10) 8857 6000	Tel:	(+86-10) 8857 6000
Fax:	(+86-10) 8857 5891	Fax:	(+86-10) 8857 5900
E-mail:	ir@kongzhong.com	E-mail: xiaohu@kongzhong.com